We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 18, 2000, except as to certain information presented in Note 11 for which the date is March 6, 2000, relating to the financial statements which appears in Osteotech, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999. We also consent to the incorporation by reference of our report dated February 18, 2000, except as to certain information presented in Note 11 for which the date is March 6, 2000, relating to the financial statement schedule, which also appears in such Annual Report on Form 10-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Florham Park, NJ
July 26, 2000